

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2011

Via E-mail
Gerald J. Stubenhofer, Jr.
Senior Vice President, Chief Legal Officer and Secretary
General Nutrition Centers, Inc.
300 Six Avenue
Pittsburgh, Pennsylvania 15222

      Re: General Nutrition Centers, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Filed March 11, 2010
                File No. 333-144396

Dear Mr. Stubenhofer:

      We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    /s/ William H. Thompson

                    William Thompson
                    Accounting Branch Chief

cc: Philippa M. Bond, Esq.
       Proskauer Rose LLP